TABLE OF CONTENTS

This report** contains (check all applicable boxes):

(x)   Report of Independent Registered Public Accounting Firm
(x)   (a) Facing page
(x)   (b) Statement of Financial Condition
(x)   (c) Statement of Operations
(x)   (d) Statement of Cash Flows
(x)   (e) Statement of Changes in Stockholder's Equity
( )   (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable)
(x)   Notes to Financial Statements
(x)   (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under
        the Securities Exchange Act of 1934
(x)   (h) Computation for Determination of Reserve Requirements for Brokers and Dealers
        Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (exempt from requirements
        see footnote #4 to the financial statements)
(x)   (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers
        Pursuant Rule 15c3-3 under the Securities Exchange Act of 1934 (exempt from requirements see
        footnote #4 to the financial statements)
( )   (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital
        under Rule 15c3-1 (included in item (g)) and the Computation for Determination of the
        Reserve Requirements under Rule 15c3-3 (not required)
( )   (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition
        with Respect to Methods of Consolidation (not applicable)
(x)   (1) An Oath or Affirmation
(x) (m) A copy of the SIPC Supplemental Report (filed separately)
(x) (n) A Report describing the Broker – Dealers Compliance with the Exemption Provisions of Section k
        of SEC Rule 15c3-3 (the "Exemption Report") (Bound Separately)

*   For condition of confidential treatment of certain portions of this filing, see Section 240.17a-15(e)(3).